Santander Holdings USA, Inc Discussion with OCA SCUSA Transaction Pre Meeting Materials November 8, 2012

Ownership Structure of the Parties to the Shareholders Agreement 2 SCUSA Management (other than Dundon) Thomas G. Dundon and affiliated entities DFS Sponsor Investments LLC DDFS LLC 100% 100% Banco Santander S.A. Santander Holdings USA, Inc. Funds affiliated with Warburg Pincus LLC Funds affiliated with Kohlberg Kravis Roberts & Co L.P. 100% Funds affiliated with Centerbridge Partners L.P. Sponsor Auto Finance Holdings Series LP Approx. 4% Approx. 96% Santander Consumer USA Inc. Approx. 65% Approx. 25% Approx. 10% less than 0.2% Jason Kulas less than 0.2%

Financing provided to SCUSA as of December 31, 2011 3 * Santander’s arms-length financing represented 12.2% of total SCUSA financing at December 31, 2011. SCUSA has no financing arrangements with SHUSA or its subsidiaries. Balance ('000) Rate Total Line ('000) Financing provided by Santander and related subsidiaries: Warehouse Lines with Santander NY $2,047,800 2.06% $4,500,000 Subtotal: $2,047,800 * Financing Provided by Third Parties: Warehouse line, due May 2012 $258,700 1.25% 500,000$ Warehouse line, due October 2013 $272,200 2.15% 1,250,000$ Warehouse line, due March 2012 $346,365 1.35% 346,400$ Warehouse line, due September 2012 $386,900 1.07% 500,000$ Warehouse line, due December 2013 $731,100 1.28% 1,500,000$ Repurchase facility, due March 2012 $223,340 2.05% 223,340$ Notes payable related to securitized retail installment contracts $12,436,984 2.25% NA TALF $87,129 2.93% NA Subtotal: $14,742,718 Grand Total: $16,790,518

Financing provided to SCUSA as of September 30, 2012 4 Balance ('000) Rate Total Line ('000) Financing provided by Santander and related subsidiaries: Warehouse Lines with Santander-NY $2,130,000 1.70% $4,500,000 Subtotal: $2,130,000 * Financing Provided by Third Parties: Warehouse line, due May 2013 $209,500 1.58% $500,000 Warehouse line, due Nov 2012** $93,975 0.70% $483,832 Warehouse line, due Mar 2013** $93,975 0.70% $483,832 Warehouse line, due Nov 2013** $93,975 0.70% $483,832 Warehouse line, due Mar 2014** $93,975 0.70% $483,832 Warehouse line, due May 2016 $64,673 0.97% $64,673 Warehouse line, due Mar 2013 $254,459 1.45% $254,459 Warehouse line, due Oct 2012 $250,400 1.18% $500,000 Warehouse line, due Jun 2014 $608,700 1.64% $1,500,000 Notes payable related to securitized retail installment contracts $12,199,327 2.17% NA Subtotal: $13,962,959 Grand Total: $16,092,959 * Santander’s arms-length financing represented only 13.2% of total SCUSA’s financing as of September 30, 2012. SCUSA has no financing arrangements with SHUSA or its subsidiaries. ** Rate excludes debt commitment fees and 0.40% unused commitment fees.

Loans Provided by Banco Santander and its Subsidiaries Sponsor Auto Finance Holdings Series LP and its owners (KKR, Warburg Pincus and Centerbridge Partners) • None DFS Sponsor Investments LLC • None DDFS LLC • $300M Revolving loan facility from Santander, secured by SCUSA stock • Maximum loan is based on book value of SCUSA’s equity. A decline in value would result in a decline in the committed amount. • Repayment of the revolving loan facility triggered by declaration and receipt of dividends up to certain thresholds. • Default and certain other provisions also result in acceleration of payments. No Loans from SHUSA or its consolidated subsidiaries 5

Put and Call Options to Parties of the Shareholders Agreement IPO Put Option • If SCUSA has not completed an IPO, Sponsor Auto Finance Holdings Series LP will have a put option to SHUSA1 as follows • 60-day put on the 4th, 5th and 7th anniversaries of the closing • FMV exercise price Deadlock Put/Call Option • Judge required to declare deadlock; arbitration mechanism exists to resolve a deadlock • Sponsor Auto Finance Holdings Series LP has a Put Option of 90% of FMV to SHUSA2 • SHUSA has a Call option of 120% of FMV Dundon Employment Put/Call Option • Triggered upon the termination of Dundon’s employment contract • Put Option requires SHUSA to purchase shares at FMV • Call Option requires Dundon to sell shares at FMV 6 1The Company’s October 5, 2012 SEC comment letter response incorrectly stated the put option to SCUSA. 2 The Company’s October 5, 2012 SEC comment letter response incorrectly stated the Deadlock put/call option was to Banco Santander S.A.

Guarantees Between Parties to the Shareholders Agreement IPO Put Option • Santander guarantees the performance of SHUSA under the IPO Put Option Deadlock • Santander guarantees the performance of SHUSA under the Call Option Servicing • Santander provided non-financial performance guarantee on the obligations of SCUSA as servicer and transferor for securitizations 7

Any other agreements between SCUSA and SHUSA/Santander SCUSA has loan servicing agreements with Sovereign Bank, representing less than 5% of Sovereign’s loan portfolio. Other than as provided in the previous slides, there are no other agreements. 8